PO Box 281077 Nashville, TN 37228 315 Deadrick Street Nashville, TN 37203 615-476-1151 Steve@SteveMillslaw.com

October 28, 2022

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, DC 20549

Bioadpatives, Inc.

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A

Filed October 7, 2022

File No. 024-11819

Dear Sir or Madam:

We are submitting this letter on behalf of Bioadaptives Inc. (“BDPT” or “the Company”) in response to comments from the staff (“Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter on October 20, 2022, relating to the Company’s Post Qualification Amendment Number 1 to Offering Statement on Form 1-A filed October 7,2022 with the file number 024-11819. The numbered paragraphs below correspond to the numbered comments in the Staff’s letter. We are including as an attachment to this letter a copy of the Registration Statement that has been marked to show changes from the Registration Statement as originally filed.

Post-Qualification Amendment No. 1 to Offering Statement on Form 1-A

General

1. Please provide interim financial statements in accordance with paragraphs (b)(3)(B) and(b)(5) in Part F/S of Form 1-A. Please also revise your management's discussion and analysis to discuss your financial condition, changes in financial condition and results of operations for each period for which financial statements are required, including the causes of material changes from period to period in financial statement line items.

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Response: We have provided the interim financial statements and attached to the financial records beginning on page 86 as follows:

BIOADAPTIVES, INC.

CONSOLIDATED BALANCE SHEETS

(Unaudited)

	June 30,	December 31,
	2022	2021

ASSETS
Current Assets:
Cash	$49,517	$82,936
Prepaid expense	1,000	1,000
Marketable securities	63	190
Inventory	10,647	4,750
Total Current Assets	61,227	88,876

License and patent, net	8,150	59,709
TOTAL ASSETS	$69,377	$148,585

LIABILITIES AND STOCKHOLDERS' DEFICIT
Current Liabilities:
Accounts payable and accrued liabilities	391,399	247,750
Derivative liabilities	722,664	557,042
Current portion of convertible notes - net of discount of $34,786 and $13,333	440,014	403,117
Note payable - related party	10,246	33,715
Total Current Liabilities	1,564,323	1,241,624

Total Liabilities	1,564,323	1,241,624

Stockholders' Deficit:
Preferred stock, ($.0001 par value, 10,000,000 shares authorized;
Series A Preferred Stock 4,000,000 shares designated; 1,600,000 issued and outstanding, respectively	160	160
Series B Preferred Stock 6,000,000 shares designated; no share issued and outstanding	-	-
Common stock ($.0001 par value, 750,000,000 shares authorized; 77,457,483 and 50,819,780 shares issued and outstanding, and 10,000 issuable, respectively)	7,746	5,082
Additional paid-in capital	5,744,225	5,557,828
Accumulated deficit	(7,247,077)	(6,656,109)
Total Stockholders' Deficit	(1,494,946)	(1,093,039)
TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$69,377	$148,585

The accompanying notes are an integral part of these unaudited consolidated financial statements.

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BIOADAPTIVES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS

(UNAUDITED)

	Three Months Ended		Six months ended
	June 30,		June 30,
	2022	2021	2022	2021

Revenues	$4,322	$6,065	$9,855	$10,583
Cost of revenue	2,169	2,713	5,759	4,735
Gross Profit	2,153	3,352	4,096	5,848

Operating Expenses
General and administrative	87,517	33,690	192,717	42,320
Professional fees	34,112	15,639	71,944	37,622
Stock based compensation	-	-	-	163,900
Amortization of license and patent	23,821	25,625	56,988	47,500
Total Operating Expenses	145,450	74,954	321,649	291,342

Other Income (Expense)
Unrealized gain (loss) on marketable securities	(106)	(2,517)	(127)	317
Interest expense	(75,367)	(15,833)	(105,466)	(77,249)
Change in fair value of derivative liabilities	(5,067)	(219,294)	(167,822)	(387,723)
Loss on settlement of debt	-	-	-	(51,000)
Total Other Expense	(80,540)	(237,644)	(273,415)	(515,655)

Loss before income taxes	(223,837)	(309,246)	(590,968)	(801,149)

Net Loss	$(223,837)	$(309,246)	$(590,968)	$(801,149)

Net Loss Per Common Share:
Basic and Diluted	$(0.00)	$(0.01)	$(0.01)	$(0.03)

Weighted Average Number of Common Shares Outstanding:
Basic and Diluted	67,545,413	33,032,425	60,677,388	30,603,899

The accompanying notes are an integral part of these unaudited consolidated financial statements

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BIOADAPTIVES, INC.

CONSOLIDATED STATEMENT OF STOCKHOLDERS’ DEFICIT

(UNAUDITED)

For the Three and Six months ended June 30, 2022

					Additional
	Series A Preferred stock		Common stock		paid-in	Accumulated
	Shares	Amount	Shares	Amount	capital	Deficit	Total

Balance, December 31, 2021	1,600,000	$160	50,819,780	$5,082	$5,557,828	$(6,656,109)	$(1,093,039)

Common stock issued for conversion of debt	-	-	7,540,799	754	51,263	-	52,017
Debts forgiveness - related party	-	-	-	-	10,000	-	10,000
Net loss for the period	-	-	-	-	-	(367,131)	(367,131)
Balance, March 31, 2022	1,600,000	$160	58,360,579	$5,836	$5,619,091	$(7,023,240)	$(1,398,153)

Common stock issued for conversion of debt	-	-	19,096,904	1,910	119,705	-	121,615
Warrant issued for acquisition of patent	-	-	-	-	5,429	-	5,429
Net loss for the period	-	-	-	-	-	(223,837)	(223,837)
Balance, June 30, 2022	1,600,000	$160	77,457,483	$7,746	$5,744,225	$(7,247,077)	$(1,494,946)

For the Three and Six months ended June 30, 2021

					Additional
	Series A Preferred stock		Common stock		paid-in	Accumulated
	Shares	Amount	Shares	Amount	capital	Deficit	Total

Balance, December 31, 2020	-	$-	21,591,942	$2,159	$4,225,217	$(5,606,161)	$(1,378,785)

Series A preferred stock issued for settlement of debt - related party	600,000	60	-	-	74,940	-	75,000
Series A preferred stock issued for license fee	500,000	50	-	-	102,450	-	102,500
Common stock issued for conversion of debt	-	-	10,792,873	1,079	485,533	-	486,612
Common stock issued for service	-	-	1,000,000	100	163,800	-	163,900
Cancellation of common stock - officers	-	-	(352,390)	(35)	35	-	-
Net loss for the period	-	-	-	-	-	(491,903)	(491,903)

Balance, March 31, 2021	1,100,000	$110	33,032,425	$3,303	$5,051,975	$(6,098,064)	$(1,042,676)

Net loss for the period	-	-	-	-	-	(309,246)	(309,246)

Balance, June 30, 2021	1,100,000	$110	33,032,425	$3,303	$5,051,975	$(6,407,310)	$(1,351,922)

The accompanying notes are an integral part of these unaudited consolidated financial statements.

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BIOADAPTIVES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(UNAUDITED)

	Six Months Ended
	June 30,
	2022	2021
CASH FLOWS FROM OPERATING ACTIVITIES
Net loss	$(590,968)	$(801,149)
Adjustments to reconcile net loss to net cash used in operating activities:
Stock-based compensation	-	163,900
Change in fair value of derivative liabilities	167,822	387,723
Amortization of license and patent	56,988	47,500
Amortization of debt discount	79,547	48,048
Loss on settlement of debt	-	51,000
Unrealized (gain) loss on investments in marketable securities	127	(317)
Changes in operating assets and liabilities:
Inventory	(5,897)	3,118
Prepaid expense and other current assets	-	-
Accounts payable and accrued liabilities	157,431	10,103
Due to related party	1,803	-
Net Cash Used in Operating Activities	(133,147)	(90,074)

CASH FLOWS FROM FINANCING ACTIVITIES
Proceed from related party	1,623	1,623
Repayment to related party	(1,623)	(1,623)
Repayment of notes payable - related party	(25,272)	(10,000)
Proceeds from convertible notes	125,000	165,000
Net Cash Provided by Financing Activities	99,728	155,000

Net change in cash	(33,419)	64,926
Cash at beginning of period	82,936	4,587
Cash at end of period	$49,517	$69,513

SUPPLEMENTAL CASH FLOW INFORMATION:
Cash paid for income taxes	$-	$-
Cash paid for interest	$4,728	$16,424

NON-CASH INVESTING AND FINANCING ACTIVITIES
Derivative liability recognized as debt discount	$92,000	$40,000
Issuance of common stock for conversion of debt	$173,632	$486,612
Issuance Series A preferred stock for license fee	$-	$102,500
Issuance Series A preferred stock for settlement of debt - related party	$-	$60
Debts forgiveness - related party	$10,000	$-
Warrant issued for Patent's acquisition	$5,429	$-
Cancellation of common stock	$-	$35

The accompanying notes are an integral part of these unaudited consolidated financial statements.

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BioAdaptives, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(UNAUDITED)

1. DESCRIPTION OF BUSINESS AND HISTORY

Description of business

BioAdaptives, Inc. (“BioAdaptives” or the “Company”) was incorporated in Delaware on April 19, 2013, under the name Apex 8, Inc. Shortly afterwards, the Company’s control person sold his interest; new owners appointed management and changed its name to BioAdaptives, Inc. The Company acquired assets relating to the investigation, development and marketing of nutraceutical products; equipment designed to improve the bioavailability of nutrients in humans and animals; and licenses for specific products.

We commenced investigation of the role of various botanicals in primitive cell development and proliferation, including certain algae along with herbs used in Traditional Chinese Medicine and Ayurvedic Practice. In the course of this investigation, BioAdaptives identified several potential human and animal products. The Company terminated further work on the equipment and products licensed in its early stages to concentrate on these products, for both human and animals.

The Company’s current nutraceutical products are natural plant- and algal-based dietary supplements for humans and animals developed with our knowledge of natural foods. Our product lines includes PluriCell®, PluriPain®, and PrimiLung™ for humans along with Equine All-in-One® and a related Booster for horses.

Our human products are designed to aid memory, cognition and focus; assist in sleep and fatigue reduction; provide pain relief and healing; and improve overall emotional and physical wellness. The science behind our products has proven to be effective for performance enhancement and pain relief for horses and dogs as well as providing improvements in appearance and we have developed products to utilize these advances.

The Company also markets the Lung Cleanser™ medical device, which is sold with our PrimiLung™ product as part of a Lung Armor™ package. Additionally, during this reporting period, the Company acquired patent rights to a method to embed oxygen in water and is developing commercial products based on this technology that will augment and complement our current product lines.

All of these products are sold under licensing and manufacturing agreements with third-parties and our current activities are reliant on marketing and distributing products developed and owned by others.

The Company’s corporate office is located at 2620 Regatta Drive, Suite 102, Las Vegas, NV 89128, and it maintains fulfillment facilities at 4385 Cameron Street, Suite B, Las Vegas, NV 89103.

On February 8, 2022, the Company established a wholly owned subsidiary, MORO2, Inc. (“MORO2”), in the State of Nevada of the United States of America. MORO2 will exploit the Oxygenated Water Technology expressed in the Patent. All parties’ right and obligation under the Patent purchase agreement dated February 2, 2022, was transferred, or assigned to MORO2.

COVID-19

A novel strain of coronavirus (COVID-19) was first identified in December 2019, and subsequently declared a global pandemic by the World Health Organization on March 11, 2020. As a result of the outbreak, many companies have experienced disruptions in their operations and in markets served. The Company has instituted some and may take additional temporary precautionary measures intended to help ensure the well-being of its employees and minimize business disruption. The Company considered the impact of COVID-19 on the assumptions and estimates used and determined that there were no material adverse impacts on the Company’s results of operations and financial position on June 30, 2022. The full extent of the future impacts of COVID-19 on the Company’s operations is uncertain. A prolonged outbreak could have a material adverse impact on financial results and business operations of the Company, including the timing and ability of the Company to collect accounts receivable and the ability of the Company to continue to provide high quality services to its clients. The Company is not aware of any specific event or circumstance that would require an update to its estimates or judgments or a revision of the carrying value of its assets or liabilities as of the date of issuance of this Quarterly Report on Form 10-Q. These estimates may change, as new events occur, and additional information is obtained.

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2. SUMMARY OF SIGNIFICANT POLICIES

Basis of presentation

The accompanying unaudited interim financial statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States of America and the rules of the Securities and Exchange Commission and should be read in conjunction with the audited financial statements and notes thereto contained in the Company’s most recent Annual Financial Statements filed with the SEC on Form 10K. In the opinion of management, all adjustments, consisting of normal recurring adjustments necessary for a fair presentation of financial position and the results of operations for the interim period presented, have been reflected herein. The results of operations for the interim period are not necessarily indicative of the results to be expected for the full year. Notes to the financial statements that would substantially duplicate the disclosures contained in the audited financial statements for the most recent fiscal period, as reported in the Form 10K filed with SEC on March 31, 2022, have been omitted.

Consolidation

The accompanying consolidated financial statements include the accounts of the Company and its 100% owned subsidiary, Blenders Choice Inc and MORO2, Inc. All inter-company balances and transactions have been eliminated. The Company and its subsidiary will be collectively referred to herein as the “Company.”

Use of estimates

The preparation of consolidated financial statements in conformity with US GAAP requires the Company to make estimates and judgments that affect the reported amounts of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities. These estimates and judgments are based on historical information, information that is currently available to the Company, and on various other assumptions that the Company believes to be reasonable under the circumstances. Actual results could differ from those estimates.

Earnings (loss) per share

Basic earnings (loss) per common share is computed by dividing net income (loss) available to common shareholders by the weighted-average number of shares of common stock outstanding during the period. Diluted earnings per common share is computed by dividing income available to common shareholders by the weighted-average number of shares of common stock outstanding during the period increased to include the number of additional shares of common stock that would have been outstanding if potentially dilutive securities had been issued. Diluted earnings per share excludes all dilutive potential shares if their effect is anti-dilutive.

Financial Instruments and Fair Value Measurements

As defined in ASC 820” Fair Value Measurements,” fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (exit price). The Company utilizes market data or assumptions that market participants would use in pricing the asset or liability, including assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated, or generally unobservable. The Company classifies fair value balances based on the observability of those inputs. ASC 820 establishes a fair value hierarchy that prioritizes the inputs used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurement).

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The following table summarizes fair value measurements by level on June 30, 2022 and December 31, 2021, measured at fair value on a recurring basis:

 Fair Value Measurements as of June 30, 2022, Using:

	Total Carrying Value as of June 30,	Quoted Market Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
	2022	(Level 1)	(Level 2)	(Level 3)
Assets:
Equity Securities	$63	$63	$-	$-

Liabilities
Derivative liabilities	$722,664	$-	$-	$722,664

Fair Value Measurements as of December 31, 2021, Using:

	Total Carrying Value as of December 31,	Quoted Market Prices in Active Markets	Significant Other Observable Inputs	Significant Unobservable Inputs
	2021	(Level 1)	(Level 2)	(Level 3)
Assets:
Equity Securities	$190	$190	$-	$-

Liabilities
Derivative liabilities	$557,042	-	-	557,042

Intangible Assets

The Company capitalizes certain costs to acquire intangible assets; if such assets are determined to have a finite useful life they are amortized on a straight-line basis over the estimated useful life.

The Company tests its intangible assets for impairment at least annually and whenever events or circumstances change that indicate impairment may have occurred. A significant amount of judgment is involved in determining if an indicator of impairment has occurred. Such indicators may include, among others and without limitation: a significant decline in the Company’s expected future cash flows; a sustained, significant decline in the Company’s stock price and market capitalization; a significant adverse change in legal factors or in the business climate of the Company’s segments; unanticipated competition; and slower growth rates.

Recent Accounting Pronouncements

The Company has reviewed all recently issued, but not yet effective, accounting pronouncements and does not believe the future adoption of any such pronouncements may be expected to cause a material impact on our financial statements.

3. GOING CONCERN

The accompanying consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has incurred losses since inception and had an accumulated deficit of $7,247,077 as of June 30, 2022. The Company requires capital for its contemplated operational and marketing activities. The Company’s ability to raise additional capital through the future issuances of common stock is unknown. The obtainment of additional financing, the successful development of the Company’s contemplated plan of operations, and its transition, ultimately, to the attainment of profitable operations are necessary for the Company to continue operations. The ability to successfully resolve these factors raise substantial doubt about the Company’s ability to continue as a going concern. The consolidated financial statements of the Company do not include any adjustments that may result from the outcome of these aforementioned uncertainties.

In order to mitigate the risk related with this uncertainty, the Company plans to issue additional shares of common stock for cash and services during the next 12 months.

4. MARKETABLE SECURITIES

Equity securities on June 30, 2022, and December 31, 2021, were comprised of 105,736 shares of common stock of Hemp, Inc. (HEMP.PK) recorded at fair value of $63 and $190, respectively.

5. LICENSE AND PATENT

During the year ended December 31, 2021, the Company entered into three license and royalty agreements for human and animal nutraceutical products, which is currently markets. These agreements are for a period of one year and the Company issued 1,000,000 shares of Series A preferred stock valued at $193,500 in consideration of these licenses. The Company has capitalized the costs associated with licenses.

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During the six months ended June 30, 2022, and 2021, the Company recognized $55,917 and $47,500 in amortization    expenses of license fees, respectively. As of June 30, 2022, and December 31, 2021, the asset value of the licenses was $3,792 and $59,709, respectively.

On February 2, 2022, the Company entered in a Patent Purchase and Consulting Agreement (“Agreement”) with an individual as inventor of the technology identified in and owns US Patent No. U.S. Patent 9,783,432B (the “Patent”), which covers technology used in enhancing the capability of water to hold significantly larger amounts of oxygen. The Company granted 1,000,000 shares warrant and  has capitalized the cost of $5,429 as patent

During the six months ended June 30, 2022, the Company recognized $1,071 in amortization expenses of patent cost. As of June 30, 2022, the asset value of the patent was $4,358.

6. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Accounts payable and accrued liabilities on June 30, 2022, and December 31, 2021, consists of the following.

	June 30,	December 31,
	2022	2021
Accounts payable	$2,503	$1,750
Accrued salary	300,000	166,666
Accrued interest	87,750	68,341
Accrued liabilities	3,146	10,993
	$391,399	$247,750

7. CONVERTIBLE NOTES

Convertible notes on June 30, 2022, and December 31, 2021, consists of the following:

	June 30,	December 31,
	2022	2021
Convertible Notes - originated in April 2018	$95,000	$95,000
Convertible Notes - originated in June 2018	166,000	166,000
Convertible Notes - originated in October 2018	50,000	50,000
Convertible Notes - issued fiscal year 2021	29,800	105,450
Convertible Notes - issued January 2022	134,000	-
Total convertible notes payable	474,800	416,450

Less: Unamortized debt discount	(34,786)	(13,333)
Total convertible notes	440,014	403,117

Less: current portion of convertible notes	440,014	403,117
Long-term convertible notes	$-	$-

For the six months ended June 30, 2022, and 2021, the interest expense on convertible notes was $25,556 and $28,146, respectively. As of June 30, 2022, and December 31, 2021, the accrued interest was $84,873 and $63,100, respectively.

The Company recognized amortization expense related to the debt discount of $79,547 and $48,048 for the six months ended June 30, 2022 and 2021, respectively, which is included in interest expense in the statements of operation.

Conversion

During the six months ended June 30, 2022, the Company converted notes with principal amounts of $75,650 and accrued interest of $3,783 into 26,637,703 shares of common stock. The corresponding derivative liability at the date of conversion of $94,200 was credited to additional paid in capital.

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Convertible Notes - Issued during the year ended December 31, 2018

During the year ended December 31, 2018, the Company issued a total principal amount of $426,000 convertible notes for cash proceeds of $426,000. The convertible notes were also provided with a total of 107,000 common shares valued at $22,210. The terms of convertible notes are summarized as follows:

•	Term two years;

•	Annual interest rates 12%;

•	Convertible at the option of the holders at any time

•	Conversion prices are based on 50% discount to market value for the common stock based on a 4-week weekly average of the closing price.

Convertible Notes - Issued during the year ended December 31, 2021

During the year ended December 31, 2021, the Company issued a total principal amount of $277,500 in convertible note for cash proceeds of $257,000. The terms of convertible note are summarized as follows:

•	Term one year;

•	Annual interest rates 10%;

•	Convertible at 180 days from issuance

•	Conversion prices are based on 39% discount to the lowest trading price during the 20-trading day period ending on the latest complete training day prior to the conversion date.

During the six months ended June 30, 2022, the Company converted principal of $50,450 and accrued interest of $3,783 into 16,557,703 shares of common stock.

Convertible Notes - Issued during the year ended December 31, 2022

During the six months ended June 30, 2022, the Company issued a total principal amount of $134,000 in convertible notes for cash proceeds of $125,000. The terms of convertible notes are summarized as follows:

•	Term one year;

•	Annual interest rates 10%;

•	Convertible at 180 days from issuance

•	Conversion prices are based on 39% discount to the lowest trading price during the 20-trading day period ending on the latest complete training day prior to the conversion date.

The Company valued the conversion feature using the Black-Scholes pricing model. The fair value of the derivative liability for all the notes that became convertible, including the notes issued in prior years, during the six months ended June 30, 2022, amounted to $120,960, and $92,000 of the value assigned to the derivative liability was recognized as a debt discount to the notes while the balance of $28,960 was recognized as a “day 1” derivative loss.

8. DERIVATIVE LIABILITIES

The Company analyzed the conversion option for derivative accounting consideration under ASC 815, Derivatives and Hedging, and hedging, and determined that the instrument should be classified as a liability since the conversion option becomes effective at issuance resulting in there being no explicit limit to the number of shares to be delivered upon settlement of the above conversion options. The Company accounts for warrants as a derivative liability due to there being no explicit limit to the number of shares to be delivered upon settlement of all conversion options.

Fair Value Assumptions Used in Accounting for Derivative Liabilities.

ASC 815 requires we assess the fair market value of derivative liability at the end of each reporting period and recognize any change in the fair market value as other income or expense item.

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The Company determined our derivative liabilities to be a Level 3 fair value measurement and used the Black-Scholes pricing model to calculate the fair value as of June 30, 2022. The Black-Scholes model requires six basic data inputs: the exercise or strike price, time to expiration, the risk-free interest rate, the current stock price, the estimated volatility of the stock price in the future, and the dividend rate. Changes to these inputs could produce a significantly higher or lower fair value measurement. The fair value of each convertible note is estimated using the Black-Scholes valuation model.

For the six months ended June 30, 2022, and year ended December 31, 2021, the estimated fair values of the liabilities measured on a recurring basis are as follows:

	Six Months Ended	Year ended
	June 30,	December 31,
	2022	2021
Expected term	0.06 - 0.51 years	0.02- 0.51 years
Expected average volatility	72% - 164%	128% - 315%
Expected dividend yield	-	-
Risk-free interest rate	0.17% - 2.56%	0.03% - 0.07%

The following table summarizes the changes in the derivative liabilities during the six months ended June 30, 2022.

Fair Value Measurements Using Significant Observable Inputs (Level 3)

Balance - December 31, 2021	$557,042

Addition of new derivatives recognized as debt discounts	92,000
Addition of new derivatives recognized as loss on derivatives	28,960
Settled on issuance of common stock	(94,200)
Loss on change in fair value of the derivative	138,862
Balance - June 30, 2022	$722,664

The aggregate loss on derivatives during the six months ended June 30, 2022, and 2021 was as follows:

	Six Months Ended
	June 30,
	2022	2021
Day one loss due to derivative liabilities on convertible notes	$28,960	$101,805
Loss on change in fair value of the derivative liabilities	138,862	285,918
	$167,822	$387,723

9. STOCKHOLDERS’ EQUITY

Preferred Stock

 On January 24, 2022, the Board of Directors of the Company’s, approved for an increase in the number of authorized shares of the Company’s preferred stock from 5,000,000 shares to 10,000,000 shares.

The Company is authorized to issue 10,000,000 shares of $0.001 par value preferred stock, of which 4,000,000 have been designated as Series A Preferred Stock and 6,000,000 have been designated as Series B Preferred Stock.

 Series A Preferred Stock

On February 6, 2020, the Company established its Series A Preferred Stock, par value 0.0001, by filing a Certificate of Designation with the Delaware Secretary of State. The Company’s board exercised “blank check” authority to establish classes of preferred stock without approval by shareholders under provision of its original Articles of Incorporation and has designated 4,000,000 shares of Series A Preferred Stock.

The Company may use the Series A Preferred Stock for purpose of asset acquisition or in satisfaction of recognized debt; they are not otherwise available for sale. The Series A Preferred Stock have enhanced voting privileges under certain circumstances; the collective right to appoint elect one director, at the Holders’ option; and conversion-to-common rights at a 5:1 ratio.

There are 1,600,000 shares of Series A shares issued as of the date of this filing.

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Series B Preferred Stock

Effective January 26, 2022, the Company established its Series B Preferred Stock, par vlue 0.0001, by filing a Certificate of Designation with the Delaware Secretary of State. The Company’s board exercised “blank check” authority to establish classes of preferred stock without approval by shareholders under provision of its original Articles of Incorporation and has designated 6,000,000 shares of Series B Preferred Stock.

The Company may use the Series B Preferred Stock for purpose of asset acquisition or other financing purposes. The Series B Preferred Stock have enhanced (100:1) voting privileges; the collective right to appoint elect one director, at the Holders’ option; and conversion-to-common rights at a 10:1 ratio.

There are no Series B shares issued as of the date of this filing.

Common Stock

On January 24, 2022, the holder of a majority of the Company’s outstanding voting stock, approved for an increase in the number of authorized shares of the Company’s common stock from 200,000,000 shares to 750,000,000 shares.

During the six months ended June 30, 2022, the Company issued 26,637,703 shares of common stock valued at $173,632 for conversion of debt.

As of June 30, 2022, and December 31, 2021, there were 77,457,483 and 50,809,780 shares of the Company’s common stock issued and outstanding, respectively. In addition, as of June 30, 2022, and December 31, 2021, there were 10,000 shares of the Company’s common stock issuable.

Warrant

On February 6, 2022, in conjunction with purchase of patent, the Company granted 1,000,000 shares for period of two years with exercise price of $0.006 per share. The fair value of granted shares at issuance date was $5,429. The Company recorded warrant as additional paid-in-capital.

For the six months ended June 30, 2022, the estimated fair values of the warrant measured on a recurring basis are as follows:

Six Months Ended
June 30,
2022
Expected term	2.00 years
Expected average volatility	235%
Expected dividend yield	-
Risk-free interest rate	1.31%

10. RELATED PARTY TRANSACTIONS

Notes payable - related party

During the six months ended June 30, 2022, and 2021, the Company repaid notes payable of $25,272 and $10,000 and accrued interest of $4,728 and $0 to a related party, respectively. During the six months ended June 30, 2022 and 2021, the Company recognized interest of $363 and $1,055, respectively.

As of June 30, 2022, and December 31, 2021, the Company recorded notes payable - related party of $8,443 and $33,715 and accrued interest of $876 and $5,241, respectively. The note is a 4% interest bearing promissory note that the term is 1 year.

Due to related party

During the six months ended June 30, 2022, Dr. Edward E. Jacobs, M.D., our CEO, advanced $2,346 for operating expenses and $543 was reimbursed. As of June 30, 2022, due to related party of $1,803.

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Employee agreements

Effective May 31, 2021, the Company entered into an Employment Contract with Ronald Lambrecht, to continue his service as its Chief Financial Officer. The Contract provides for a 12-month term and for payment of an annual salary of $80,000, payable in Restricted Stock Units calculated based on the closing market price of the Company’s shares each quarter. On December 31, 2021, the Company signed a separation agreement and general release and waiver with Ronald Lambrecht which both parties agreed to terminate the Employment Agreement effective on December 31, 2021. Ronald Lambrecht confirmed by receiving $1,000 at the time, he shall be entitled to no further compensation from the Company and also Ronald Lambrecht agreed to surrender all of his Restricted Stock Units under the Company’s Incentive Plan. The Company recognized accrued salary payable of $46,667 as additional paid -in- capital.

Effective May 31, 2021, the Company entered into an Employment Contract with Charles Townsend to serve as its Chief Operating Officer. The Contract provides for a 12-month term and for payment of an annual salary of $100,000, payable in Restricted Stock Units calculated based on the closing market price of the Company’s shares as of the effective date. Mr. Townsend was also appointed as a director.

Effective May 31, 2021, the Company entered into an Employment Contract with Robert Ellis, to continue his service as the Company’s President. The Contract provides for a 12-month term and for payment of an annual salary of $100,000, payable in Restricted Stock Units calculated based on the closing market price of the Company’s shares each quarter. Mr. Ellis was also appointed as a director.

Effective July 1, 2021, the Company entered into an Employment Contract with Dr. Edward E. Jacobs, M.D., our CEO. The Contract provides for a 12-month term and for payment of an annual salary of $100,000, payable in Restricted Stock Units calculated based on the closing market price of the Company’s shares each quarter.

On January 1, 2022, the Company entered into a Restricted Stock Unit Termination Agreement for modification of employment agreements signed with Dr. Edward E. Jacobs, M.D, Charles Townsend and Robert Ellis. The employees agreed to waive all rights under previously issued RSUs as of January 1, 2022 in exchange for one -time issuance 100,000 shares of restricted common stock. In addition, the Employment agreements was modified to provide for compensation in the form of a number of Warrants, equivalent to twice (2X) the number of shares previously payable in RSUs and the exercise price of the Warrant shall be the OTC Market price of the Company’s common shares.

During the six months ended June 30, 2022, the Company accrued salary of $133,334.

Debt forgiveness

During the six months ended June 30, 2022, the Company recognized $10,000 accrued salary payable to Robert Ellis related to year 2020 as additional paid-in -capital, based on released agreement in year 2020 due to COVID-19-based financial and other considerations.

12. SUBSEQUENT EVENTS

Management has evaluated subsequent events through the date these financial statements were available to be issued. Based on our evaluation no material events have occurred that require disclosure.

Sincerely,

Stephen Mills, Esq.

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